UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                        G. Willi-Food International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Ordinary Shares, nominal value NIS 0.10 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0-29256
                                 --------------
                                 (CUSIP Number)

             Zvi Williger, 3 Nahal Snir Street, Yavne 81224, ISRAEL
                            Telephone: 972-8-932-2233

                                 with a copy to:

                             Herzfeld & Rubin, P.C.
                                 40 Wall Street
                               New York, NY 10005
                            Attn: William A. Snedeker
                                  212-471-8500
--------------------------------------------------------------------------------
   Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications

                                   See Item 5
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]


                               Page 1 of 8 Pages

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D            Page 2 of 8 Pages
-------------------------------                      ---------------------------


--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Willifood Investments Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
NUMBER OF               -0-
SHARES             -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
OWNED BY                6,371,104 Ordinary Shares (see Item 5)
EACH               -------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH             -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,371,104 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,371,104 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     73.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D            Page 3 of 8 Pages
-------------------------------                      ---------------------------


--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
NUMBER OF               24,525 Ordinary Shares
SHARES             -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
OWNED BY                6,371,104 Ordinary Shares (see Item 5)
EACH               -------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH             24,525 Ordinary Shares
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,371,104 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,395,629 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D            Page 4 of 8 Pages
-------------------------------                      ---------------------------


--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zvi Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
NUMBER OF               0 Ordinary Shares
SHARES             -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
OWNED BY                6,371,104 Ordinary Shares (see Item 5)
EACH               -------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH             0 Ordinary Shares
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,371,104 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,371,104 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     73.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D            Page 5 of 8 Pages
-------------------------------                      ---------------------------



Item 1. Security and Issuer.

     This Amendment No. 5 amends and supplements the Schedule 13D dated October 7, 2002 as amended (the "Schedule 13D") filed with the Securities and Exchange Commission by Willifood Investments Ltd. ("WIL"), Joseph Williger ("JW") and Zvi Williger ("ZW", and together with WIL and JW, the "Reporting Persons") with respect to the ordinary shares, NIS 0.10 nominal value per share (the "Ordinary Shares"), of G. Willi-Food International Ltd. (the "Issuer"), a corporation organized under the laws of Israel. Except as provided herein, none of the information reported in the Schedule 13D has been modified and the information reported therein is true and correct as of the date it was filed.

     Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and supplemented by adding the following paragraphs at the end thereof:

     (d) As of November 10, 2005, (i) WIL beneficially owned 6,371,104 Ordinary Shares, equal to approximately 73.95% of the total number of Ordinary Shares outstanding as of that date; (ii) JW beneficially owned 6,395,629 Ordinary Shares, equal to approximately 74.23% of the total number of Ordinary Shares outstanding as of that date; and (iii) ZW beneficially owned 6,371,104 Ordinary Shares, equal to approximately 73.95% of the total number of Ordinary Shares outstanding as of that date.

     (e) As of November 10, 2005, WIL, JW and ZW have shared voting and dispositive power over the 6,371,104 Ordinary Shares that are beneficially owned by WIL. JW has sole voting and dispositive power over 24,525 Ordinary Shares. JW and ZW have no agreement to act as a group with respect to shares beneficially owned by the other or by WIL. Under Israeli law, ZW is deemed to be the controlling shareholder of WIL and has the ability to control the Issuer's management and policies, including matters requiring shareholders approval such as election of directors. Under Israeli law, JW, who owns approximately 18% of the ordinary shares of WIL, is not deemed to be a group with ZW or a controlling shareholder of the Issuer.

     (f) The following table sets forth all of the transactions in Ordinary Shares by each of the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D dated July 20, 2005:

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D            Page 6 of 8 Pages
-------------------------------                      ---------------------------



                        Purchase (Sale) of         Purchase (Sale) of      Purchase (Sale) of
Date                 Ordinary Shares by WIL       Ordinary Shares by JW   Ordinary Shares by ZW   Price per Share*
----                 ----------------------       ---------------------   ---------------------   ----------------
10/26/05                          5,900                      --                       --               $3.09
10/27/05                          4,070                      --                       --                3.14
10/28/05                         10,000                      --                       --                3.21
10/31/05                         46,800                      --                       --                3.20
11/01/05                          4,300                      --                       --                3.23
11/02/05                            200                      --                       --                3.25
11/02/05                             --                   9,005                       --                3.26
11/03/05                             --                   4,120                       --                3.33
11/04/05                             --                   1,400                       --                3.35
11/07/05                         57,400                  10,000                       --                3.15
11/08/05                         13,931                      --                       --                3.16
11/09/05                         14,623                      --                       --               $3.25
                                -------                  ------
                                157,224                  24,525

----------
*    Expressed in U.S. dollars before brokers' commission.






                  [Remainder of page intentionally left blank;
                            signatures on next page]

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           0-29256                SCHEDULE 13D            Page 7 of 8 Pages
-------------------------------                      ---------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, correct and complete.

Dated:    November 10, 2005                          Willifood Investments Ltd.


                                                     By: /s/ Joseph Williger
                                                     -----------------------
                                                     Joseph Williger
                                                     Chief Executive Officer

Dated:     November 10, 2005                         /s/ Joseph Williger
                                                     -------------------
                                                     Joseph Williger

Dated:     November 10, 2005                         /s/ Zvi  Williger
                                                     -------  --------
                                                     Zvi Williger

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D            Page 8 of 8 Pages
-------------------------------                      ---------------------------


                                   Schedule I

     Set forth below are the names of the directors and executive officers of Willifood Investments Ltd. and their present business addresses, principal occupation or employment and citizenship.

Name of Director                Business Address             Principal Occupation               Citizenship
----------------                ----------------             --------------------               -----------
Joseph Williger                 3 Nahal Snir Street          Chief Executive Officer and        Israel
                                Yavne 81224                  Director
                                Israel

Zvi Williger                    3 Nahal Snir Street          Chief Operating Officer and        Israel
                                Yavne 81224                  Director
                                Israel

Gil Hochboim                    3 Nahal Snir Street          Chief Financial Officer            Israel
                                Yavne 81224
                                Israel

Shlomo Kleiman                  49 Hagalil St., Haifa,       Headmaster, Yavne school - Haifa   Israel
                                Israel

Eli Erlich                      43 Oranim St.,               Chief Executive Officer of         Israel
                                Ramat-Efal, Israel           insurance agency.

Sigal Grinboim                  7 Barazani St.,              Chief Financial Officer of HOMI.   Israel
                                Tel-Aviv, Israel